August 23, 2019

VIA EDGAR

Mr. Patrick Kuhn

Mr. Doug Jones

Division of Corporate Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Papa John’s International, Inc.
Form 10‑K for the Fiscal Year Ended December 30, 2018

Filed March 8, 2019
File No. 000‑21660
Amendment No. 1 to Form 10‑K for the Fiscal Year Ended December 30, 2018
Filed May 7, 2019
File No. 000‑21660

Dear Messrs. Kuhn and Jones:

We are writing in response to your letter dated July 30, 2019, commenting on the above-referenced filings of Papa John’s International, Inc. (“Papa John’s” or the “Company”).  For your convenience, we have repeated each of the staff’s comments below together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Amendment No. 1 to Form 10‑K for the Fiscal Year Ended December 30, 2018

Explanatory Paragraph, page 3

Comment:

1.

You disclose that during the first quarter of 2019, you reassessed the governance structure and operating procedures of PJMF, a VIE, and determined that you have the power to control certain significant activities of PJMF. Accordingly, you concluded you are the primary beneficiary of PJMF and that you must consolidate it. Prior to 2019, you did not consolidate PJMF, and you also have concluded the previous accounting policy to not consolidate PJMF was an immaterial error.

You disclose future annual reports on Form 10‑K and quarterly reports on Form 10‑Q, beginning with the Form 10‑Q for the period ended March 31, 2019, will reflect the consolidation of PJMF. You intend to correct the errors in your interim 2018 financial statements by restating them within each Form 10‑Q for 2019. You further disclose the consolidated financial statements for 2017 and prior will not be modified as you deem such errors as immaterial to those periods.

Please provide us with your detailed analysis under SAB 99 and SAB 108 substantiating how you determined that your previous accounting policy to not consolidate PJMF was an immaterial error and does not warrant restating your annual consolidated financial statements within the Form 10‑K and amending your 2018 quarterly reports on Form 10‑Q.

Response:

The Company conducted an analysis under Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), relating to the identified misstatements resulting from the previous accounting policy not to consolidate the Papa John’s Marketing Fund (“PJMF” or the “Fund”) and its wholly owned subsidiary, Papa Card Inc. (“PCI”). This analysis resulted in the conclusion that the previous accounting policy to not consolidate PJMF,  which had been previously disclosed in the Significant Accounting Policies footnote, was not material for the periods ended December 30, 2018, December 31, 2017, or December 25, 2016. The analysis was reviewed by our external SEC counsel and reviewed by the Audit Committee of our Board of Directors on May 2, 2019,  each of whom agreed with management’s conclusions. Our analysis is set forth below.

Materiality Analysis

In order to determine materiality of the error, we utilized guidance in SAB 99 and SAB 108.  Our SAB 108 analysis includes a materiality assessment based on both the “rollover” and “iron curtain” approach.  The “rollover” approach requires an assessment of the error based on the current year income statement. The “iron curtain” approach requires the Company to assess the impact of the error based on correcting the balance sheet at the end of the current period, regardless of the year when the error originated (sometimes referred to as the “balance sheet” approach).

Under SAB 99, “one rule of thumb in particular suggests that misstatements or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances.” The SEC stated in SAB 99 that it has no objection to use such a “rule of thumb,” but noted that quantifying in percentage terms the magnitude of the misstatement is only the beginning of an analysis of materiality. Per SAB 99, “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” As detailed in the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion of a correction of the item.”  In other words, both quantitative and qualitative factors must be considered.

Set forth herein are the quantitative and qualitative considerations based on SAB 99 and SAB 108 related to the error.

1.	Quantitative analysis (2016, 2017 and 2018)

2017 and 2016 (Periods Prior to Adoption of ASC 606)

Prior to the required adoption of ASC 606, Revenue From Contracts With Customers (“ASC 606”), on January 1, 2018, the accounting under ASC 605, Revenue Recognition, permitted the Company to present revenues and expenses for advertising funds it controlled on a net basis. This conclusion is consistent with ASC 952-605 as the Company has engaged in these transactions which are in substance acting as an agent for franchisees by entering into purchases at no profit and such monies are explicitly designated and segregated. Under this historical accounting treatment, the annual operations for PJMF would have qualified for reporting on a net basis,  except for PCI which would have to report transactions on a gross basis. If the Company had previously consolidated PJMF on a net basis and PCI on a gross basis, the impact for 2017 and 2016, including the impact of other previously identified errors which were immaterial at the time of issuance of each year’s respective financial statements, would have been as follows (in thousands):

	2017 Full Year		2016 Full Year
	$ Change	% Change	$ Change	% Change
Balance Sheet:
Total Assets (1)	$22,872	4.1%	$36,406	7.1%
Total Liabilities (2)	$20,860	3.2%	$34,622	7.0%
Total Equity	$2,012	-2.0%	$1,785	9.8%

Statement of Operations:
Total Revenues	$2,255	0.1%	$3,945	0.2%
Total Expenses	2,116	0.1%	1,836	0.1%
Income before income taxes	139	0.1%	2,109	1.3%
Income tax expense	173	0.5%	286	0.6%
Net Income before attribution to noncontrolling interests	(34)	0.0%	1,823	1.7%
Income attributable to noncontrolling interests	-	0.0%	-	0.0%
Net income attributable to the Company ("Net Income")	$(34)	0.0%	$1,823	1.8%
Diluted EPS	$(0.00)	0.0%	$0.05	1.8%

Iron Curtain (Balance Sheet) Method:
Change in Net Income	$491	0.5%	$525	0.5%
Change in Diluted EPS	$0.01	0.5%	$0.01	0.5%

(1)	– Consists principally of cash and accounts receivable.
(2)	– Consists principally of accounts payable, accrued expenses, deferred revenue and debt.

The Company concluded that all changes in 2016 and 2017 are immaterial based on the following:

•

The dollar and percentage changes are de minimis and well below the 5% “rule of thumb” we use for making an initial “first step” evaluation of the magnitude of potential errors, except for 2016 total assets, liabilities and equity amounts.  In general, the Company believes that income statement items, particularly Income before income taxes, Net Income and Diluted Earnings per Share (“Diluted EPS”),  are viewed by our investors as more important measures of materiality for the Company than balance sheet items, which we do not believe are key metrics for investors in our industry. In particular, we do not believe total stockholders’ equity changes, including the 9.8% impact in 2016, would represent a material impact for investors, given our total stockholders’ equity is a deficit attributable to the significant level of share repurchases recorded in treasury stock. Additionally, the total stockholders’ equity changes would have been approximately 0.1% of the Company’s 2016 and 2017 market capitalization. As noted in our periodic reports, PJMF is designed to operate at or near “break even” results on an annual basis as it is required by its bylaws to spend all revenues for advertising and marketing activities. Therefore, the net impact of the errors in 2017 and 2016, which were primarily associated with the activities of PCI, on both GAAP and non-GAAP adjusted financial results, are not material, as further discussed below:

➢

The decrease in consolidated Net Income in 2017 of $34,000 was immaterial to reported consolidated Net Income of $102.3 million, with no impact on Diluted Earnings Per Share (“Diluted EPS”) reported of $2.83 based on the rollover approach and was also immaterial based on the iron curtain approach impact of 0.5% of both Net Income and of Diluted EPS. In comparison to non-GAAP adjusted net income (“adjusted net income”) reported of $90.8 million and reported non-GAAP adjusted Diluted EPS of $2.51 (“adjusted Diluted EPS”), the impact under the rollover method was also immaterial to adjusted Net Income with no impact on adjusted Diluted EPS.  Under the iron curtain method, the impact was approximately 0.5% of both adjusted net income and adjusted Diluted EPS.

➢	The increase in consolidated Net Income in 2016 of $1.8 million was 1.8% of reported net income of $102.8 million and 1.8% of Diluted EPS reported of $2.74 based on the rollover approach and was not deemed material; the 2016 impact was also immaterial based on the iron curtain approach impact of 0.5% of both Net Income and Diluted EPS. In comparison to adjusted net income reported of $95.8 million and reported adjusted Diluted EPS of $2.55, the impact was also immaterial. Under the rollover method, the $1.8 million impact would represent 1.9% of both adjusted net income and adjusted Diluted EPS. Under the iron curtain method, the $525,000 impact was approximately 0.5% of both adjusted net income and adjusted Diluted EPS.

➢

The impact on related cash flows was also immaterial, as the change in related Net cash provided by operating activities would have been less than 2.5% and Net cash used in financing activities would have been less than 2.0% for both 2017 and 2016.

The non-GAAP results detailed above, which exclude Special items, should not be construed as a substitute for or a better indicator of the Company’s performance than the Company’s GAAP results. However, management believes presenting certain financial information without the Special items is important for purposes of comparison to prior year results. In addition, management uses these metrics to evaluate the Company’s underlying operating performance and to analyze trends.

•

In 2016, the only amounts above the 5% initial “rule of thumb” threshold were total assets, total liabilities and total equity. We concluded that the balance sheet misstatements are immaterial as further discussed below:

➢	While the balance sheet misstatements exceed 5%, they all fall below the 10% standard determined by the Company to be an important metric in assessing the significance of any error as material.

➢

As detailed in SAB 99, “the FASB noted in certain limited circumstances, the Commission and other authoritative bodies had issued quantitative materiality guidance citing as examples guidelines ranging from one to ten percent with respect to a variety of disclosures. And it took account of contradictory studies, one showing lack of uniformity among auditors on materiality judgments, and another suggesting widespread use of a ‘rule of thumb’ of five to ten percent of Net Income.”  The FASB rejected a purely quantitative approach to determining materiality decisions and noted, “by itself, without regard to the nature of the item and the circumstances in which the judgement has to be made, a purely quantitative approach will not generally be a sufficient basis for a materiality judgment.” This guidance demonstrates the amount of judgment involved in the materiality assessment, as various qualitative variables are also very important. As detailed below, the Company believes these qualitative variables support the position that the impact of not consolidating PJMF was not material. Most significantly, the Fund is designed to break even on an annual basis and not provide any meaningful Net Income or cash flow contribution to the Company’s consolidated financial statements. Therefore, the Company believes that not consolidating did not have a significant impact on investors’ view of the Company or the related stock price of the Company’s common stock.

➢

Like most companies in the restaurant industry, we believe that total assets and liabilities are not key metrics used by our investors to assess the Company’s business. PJMF’s assets consist principally of cash and accounts receivable to be used to fund future advertising, as required by the bylaws.  Additionally, as previously noted, we do not believe the total stockholders’ equity changes, including the impact of 9.8% for 2016, would represent a material measure for investors, given our total stockholders’ equity is a deficit due to the material level of share repurchases recorded in treasury stock as well as the immaterial impact relative to the Company’s market capitalization.

2018 Financial Statement Assessment (After Adoption of ASC 606)

Effective January 1, 2018, the Company adopted ASC 606 and, therefore, grossed up all the related revenues and expenses for the marketing funds that the Company controlled and consolidated, as required. If the Company had previously consolidated PJMF on a gross basis with PCI, the full year 2018 financial impact, including previously identified errors which were immaterial at the time of issuance of the 2018 financial statements, would have been as follows (in thousands):

	2018 Full Year
	$ Change	% Change
Balance Sheet:
Total Assets (1)	$26,724	4.7%
Total Liabilities (2)	$28,497	3.3%
Total Equity	$(1,772)	0.6%

Statement of Operations:
Total Revenues	$89,500	5.7%
Total Expenses	87,837	5.6%
Income before income taxes	1,663	28.2%
Income tax expense	210	7.9%
Net Income before attribution to noncontrolling interests	1,453	44.8%
Income attributable to noncontrolling interests	-	0.0%
Net income attributable to the Company ("Net Income")	$1,453	88.3%
Diluted EPS	$0.04	90.0%

Iron Curtain (Balance Sheet) Method:
Change in Net Income	$(1,772)	-107.7%
Change in Diluted EPS	$(0.05)	-109.7%

(1)	– Consists principally of cash and accounts receivable.
(2)	– Consists principally of accounts payable, accrued expenses, deferred revenue and debt.

The Company concluded that all corrections in 2018 are immaterial as follows:

•	Rollover Approach: The impact of the correction on Net Income is approximately $1.5 million, or $0.04 on Diluted EPS.
•	Iron Curtain Approach: The impact of the correction on Net Income is approximately ($1.8) million or a ($0.05) decrease in Diluted EPS.
•

Even though the related percentage changes for the rollover and iron curtain approach are higher than 10%, they are individually not material in absolute dollar amount. SAB 99 states that “[i]n the context of a misstatement of a financial statement item . . . the ‘total mix’ [of information made available] includes the size in numerical or percentage terms of the misstatement . . . ” (emphasis added), indicating that absolute numerical amounts should also be considered when percentages may be misleading. Here, these figures are only significant as a percentage of Net Income given the low earnings of the Company in 2018 as a result of the extraordinary events the Company experienced in 2018 and the resulting special charges. When the special charges of $41 million, after tax, are excluded (as reported in the Company’s non-GAAP presentation in the Form 10-K for the year ended December 30, 2018) the Company reported adjusted net income of $43.2 million and adjusted Diluted EPS of $1.34. Thus, the impact of this error would be greatly reduced, as a percentage, if viewed on a non-GAAP basis as follows:

➢

Rollover Impact: The Net Income impact from the consolidation of PJMF of approximately $1.5 million would represent 3.4% of adjusted Net Income, or 3.0% of adjusted Diluted EPS, which is immaterial to operating results and cash flows.

➢

Iron Curtain Impact: The Net Income impact from the consolidation of PJMF of approximately ($1.8) million would represent (4.1%) of adjusted Net Income or (3.7%) of adjusted Diluted EPS, which is immaterial to operating results and cash flows.

➢	The Company believes its investors and financial analysts view these non-GAAP financial measures as important indicators of the Company’s core operating performance in addition to GAAP Net Income and GAAP Diluted EPS. Therefore, the Company believes that its investors and financial analysts would view these changes as immaterial.
•	The impact on total assets, liabilities and equity is below 5%.
•

The impact of the consolidation of PJMF on revenues and expenses is just slightly over 5%, at 5.7% and 5.6%, respectively. Additionally, given that expenditures approximate revenues, no significant impact in Net Income trends will occur, regardless of the revenue levels.

As discussed above, the Company concluded the annual impact of the consolidation of PJMF for 2016, 2017 and 2018 is not material.  A quarterly review for 2018 was also prepared as follows, which confirmed our conclusion on a quarterly basis.

	Q1 2018		Q2 2018		Q3 2018		Q4 2018
	$ Change	% Change	$ Change	% Change	$ Change	% Change	$ Change	% Change
Balance Sheet:
Total Assets (1)	$35,349	6.1%	$20,513	3.7%	$22,818	4.1%	$27,534	4.8%
Total Liabilities (2)	$37,832	4.6%	$23,237	2.9%	$26,892	3.3%	$28,336	3.3%
Total Equity	$(2,483)	1.0%	$(2,723)	1.1%	$(4,074)	1.5%	$(801)	0.3%

Statement of Operations:
Total Revenues	$22,251	5.2%	$21,511	5.3%	$20,772	5.7%	$24,966	6.7%
Total Expenses	21,583	5.3%	21,754	5.6%	20,058	5.2%	24,443	6.3%
Income before income taxes	668	3.0%	(242)	-1.2%	714	-3.6%	523	-3.2%
Income tax expense/ (benefit)	3	0.1%	78	1.1%	267	-3.6%	(139)	6.9%
Net Income before attribution to noncontrolling interests	665	3.8%	(320)	-2.5%	447	-3.5%	661	-4.7%
Income attributable to noncontrolling interests	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Net income attributable to the Company("Net Income")	$665	4.0%	$(320)	-2.7%	$447	-3.4%	$661	-4.8%
Diluted EPS	$0.02	4.0%	$(0.01)	-2.8%	$0.01	3.5%	$0.02	4.8%

(1)	– Consists principally of cash and accounts receivable.
(2)	– Consists principally of accounts payable, accrued expenses, deferred revenue and debt.

•	Based on our review of the 2018 quarterly impact of the consolidation of PJMF, there are no significant changes in trends in comparison to the full year 2018 trends.
•

The quarterly impact of the consolidation of PJMF on revenues and expenses is just slightly over 5% each quarter, consistent with the annual trends. Given that expenditures approximate revenues, no significant impact in Net Income trends will occur, regardless of the revenue levels.

•	While first quarter’s impact on total assets was 6.1%, it falls below the 10% measure used by the Company as an important metric in assessing the significance of any error as material.

In evaluating whether this error was material overall to the balance sheet in 2019 when the error was detected, as required by the application of the “Iron Curtain” approach, we performed the following assessment:

•

The cumulative error as of the beginning of 2019 would be ($1.8) million, equaling the impact to retained earnings. To correct this error in our 2019 consolidated financial statements, the Company would have to record this 2018 error as additional expense in the first quarter of 2019. This amount would not be considered material to the 2019 forecasted results.

•

If corrected prospectively in 2019, and not corrected in 2018, the revenue recognition “gross up” that would be presented in the first quarter of 2019 of approximately $23.5 million would not be comparable to the related first quarter of 2018 revenues ($22.3 million) and expenses ($21.6 million). On a full year basis, the 2018 total related revenues and expenses were $89.5 million and $87.8 million, respectively. As previously concluded, these numbers are not material to 2018 consolidated revenue and expenses. However, for comparability purposes for 2019 Other revenues and Other expenses, we determined that the 2018 periods should be corrected, even though there would be no significant impact on 2018 consolidated Net Income or

Diluted EPS.   As discussed in SAB 108, “Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.” Therefore, the Company determined that the 2018 financial statements would be restated, for comparability purposes, in the periodic reports for the respective quarters of 2019, with the Form 10-Q for the first quarter of 2019 including a restated 2018 Balance Sheet and Statement of Stockholders’ Equity. The full year 2018 Statement of Operations, Statement of Comprehensive Income and Statement of Cash Flows will be presented, as restated, in the Form 10-K for the year ended December 29, 2019. The Company concluded given the insignificant impact of 2017 on the financial statements ($34,000 Net Income change), when revenues and expenses would have been reported on a net basis prior to the adoption of ASC 606, that the restatement of 2017 is not required or meaningful in the Form 10-K for the year ending December 29,  2019 as the impact is clearly immaterial.

Quantitative Conclusion

Based on SAB 99 and SAB 108 guidance, the Company concluded that the consolidation of PJMF is not quantitatively material to the reported financial statements in any of the three years in the period ended December 30, 2018.

2.	Qualitative analysis

Along with the quantitative analysis performed above, we also considered the following qualitative factors outlined in SAB 99:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:

The consolidation of PJMF can be precisely calculated as the assets consist principally of cash and accounts receivable and the liabilities consist principally of accounts payable, accrued expenses, deferred revenue and debt.

•	whether the misstatement masks a change in earnings or other trends:

Previous financial statements that did not include the consolidation of PJMF did not mask a change in earnings or other trends as PJMF on an annual basis operates at or near break-even. The financial statement users were previously aware that PJMF was not consolidated based on information provided in our Significant Accounting Policies footnote disclosures.

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise:

As the Fund will operate at or near break-even, this should not have any material impact on earnings or our ability to meet analysts’ consensus.  If previously consolidated in each of the last three years, each year’s Diluted EPS would have been flat or increased.

•	whether the misstatement changes a loss into income or vice versa:

The misstatement does not change a loss into income or vice versa.

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability:

PJMF will be reported in our “All Others” category which is not deemed a reportable segment as it includes individually immaterial operating segments. Therefore, there will be no impact on our four reportable segments operations or profitability.

•	whether the misstatement affects the registrant's compliance with regulatory requirements:

The consolidation of PJMF has no impact on the Company’s compliance with regulatory requirements.

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements:

Based on the terms of and the definitions in the Company’s credit facility, management has determined that PJMF is not a subsidiary for debt covenant purposes and thus the consolidation does not impact our debt covenant calculations or related compliance.

•	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation:

The consolidation of PJMF does not materially impact earnings metrics that are evaluated for purposes of management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction:

There is no unlawful transaction.

As noted in SAB 99, this list is not exhaustive. Among other factors, “the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.”  The Company did not experience a significant positive or negative market reaction, based upon conversations with investors and analysts subsequent to the disclosure. As noted previously, the consolidation’s impact on the Company’s financial statements is minimal, and investors and analysts in the consumer restaurant industry typically do not use total assets, liabilities or equity as key metrics to assess a restaurant company’s performance. In the Company’s view, there are no other factors that could lead to a conclusion that the consolidation of PJMF is qualitatively material.

Qualitative Conclusion

As detailed above, the Company did not identify any qualitative factors that would alter the conclusion reached when evaluating the quantitative considerations.

Overall Conclusion

Accordingly, after consideration of both quantitative and qualitative factors, the Company concluded the error is immaterial to the prior period(s) financial statements.  As previously noted, the Company will correct the immaterial errors in 2018 in the current period financial statements by adjusting the prior period information and adding disclosure of the error.

The Company has disclosed the consolidation of PJMF in its Form 10-Qs for the first and second quarters of 2019 by restating the Consolidated Balance Sheet and Statement of Stockholders’ Equity as of and for the period ended December 30, 2018 and the first and second quarters of 2018 operating, comprehensive income and cash flow results.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Costs and expenses, page 47

Comment:

2.

You disclose the non-GAAP measure "operating margin" for each of your segments, and page 43 states it is reconciled to the comparable GAAP measure within “Results of Operations – costs and expenses." However, it appears the presentation there is not a reconciliation to the comparable GAAP measure but shows how the measure was derived. Please provide wherever presented a reconciliation of operating margin to the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation SK. In connection with this, tell us what the comparable segment GAAP measure is.

Response:

We acknowledge the staff’s comment and have included a reconciliation of “operating margin” to the most directly comparable GAAP measure on the Company’s Consolidated Statement of Operations which is operating income (loss), for the staff’s review in the tables below. Beginning with our Form 10-Q for the quarter ending September 29, 2019, we will redefine this as “non-GAAP operating margin” and add this reconciliation. The reconciliations for the three years presented in our Form 10-K for the year ended December 30, 2018 are included below.

Reconciliation of GAAP Operating Income (Loss) to Non-GAAP Operating Margin (Loss):

	Year ended
	December 30, 2018
	Domestic Company- owned restaurants	North America commissaries	North America franchising	International	All others	Unallocated	Total
GAAP Operating income/(loss) (1)	$64,487	$(3,748)	$67,767	$15,945	$(20,573)	$(93,498)	$30,380
Add:
General and administrative expenses	37,698	31,114	11,526	23,021	9,472	79,720	192,551
Depreciation and amortization	15,411	7,397	-	1,696	8,513	13,386	46,403
Refranchising and impairment (gains)/losses, net	(2,015)	-	-	1,912	-	392	289
Non-GAAP Operating margin / (loss) (2)	$115,581	$34,763	$79,293	$42,574	$(2,588)	$-	$269,623

	Year ended
	December 31, 2017
	Domestic Company- owned restaurants	North America commissaries	North America franchising	International	All others	Unallocated	Total
GAAP Operating income/(loss) (1)	$98,957	$10,783	$92,956	$14,535	$(11,555)	$(54,659)	$151,017
Add:
General and administrative expenses	37,637	24,495	13,773	25,171	8,960	40,830	150,866
Depreciation and amortization	15,484	6,897	-	2,019	5,439	13,829	43,668
Refranchising and impairment (gains)/losses, net	-	-	-	1,674	-	-	1,674
Non-GAAP Operating margin (2)	$152,078	$42,175	$106,729	$43,399	$2,844	$-	$347,225

	Year ended
	December 25, 2016
	Domestic Company- owned restaurants	North America commissaries	North America franchising	International	All others	Unallocated	Total
GAAP Operating income/(loss) (1)	$120,590	$13,195	$88,800	$11,216	$(13,061)	$(56,217)	$164,523
Add:
General and administrative expenses	39,349	24,827	14,180	24,409	12,067	43,303	158,135
Depreciation and amortization	16,028	6,027	-	2,188	3,830	12,914	40,987
Refranchising and impairment (gains)/losses	(11,572)	-	-	1,350	-	-	(10,222)
Non-GAAP Operating margin (2)	$164,395	$44,049	$102,980	$39,163	$2,836	$-	$353,423

(1)

GAAP operating income is different than income before income taxes reported for segments, as reviewed by our chief operating decision maker (“CODM”), primarily due to the impact of required intercompany eliminations for consolidated external financial reporting purposes.  Additionally, operating income would exclude investment income and interest expense that is reported in our unallocated corporate expenses for segment purposes. Given these differences, as noted in our response to the staff’s comment #3 below, we will begin adding a discussion of the segment income (loss) before income taxes to our MD&A going forward.

(2)

Non-GAAP Operating margin (loss) is not a measure defined by GAAP and should not be considered in isolation, or as an alternative to evaluation of the Company’s financial performance. In addition to an evaluation of GAAP consolidated operating income, we believe the presentation of non-GAAP operating margin (loss) is beneficial as it represents an additional measure used by the Company to further evaluate operating efficiency and performance of the various segments. Additionally, non-GAAP operating margin (loss) may be helpful for comparison within the industry. In calculating non-GAAP operating margin, we exclude general and administrative expenses, including amounts recorded as special charges or non-recurring expenditures, to help measure the segments’ direct operational efficiency. We also exclude depreciation and amortization in order to measure each segment’s direct cash flow contribution. Refranchising and impairment gains/losses, net are also excluded to provide a measure of the Company’s recurring performance that is more comparable to prior historical results.

Comment:

3.

Please include in your discussion and analysis of "operating margin" for your segments all material items affecting the segment measure "income (loss) before income taxes" as presented in the segment note to the financial statements. For example, 2018 operating margin and income (loss) before income taxes was $115.6 million and $19.0 million, respectively, for domestic company owned restaurants and $42.6 million and $14.4 million, respectively, for international. Refer to 104.02 of staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures for guidance.

Response:

We acknowledge the staff’s comment and are including below a discussion and analysis of 2018 compared to 2017 income (loss) before income taxes by segment as presented in the segment note to the financial statements. These discussions include the results of operations for all segments on an internally reported basis, as reviewed by the CODM. These income (loss) before income tax results are net of the related general and administrative expenses, depreciation and amortization expenses and refranchising and impairment activities for each respective segment. Additionally, as noted in our response to the staff’s comment #2 above, the segment results reported on an internal basis do not include the impact of any intercompany eliminations that are required for externally reported results. We will include these discussions in all future filings beginning with our Form 10-Q for the period ending September 29, 2019.

Discussion of Segment Operating Results

Income before income taxes totaled $5.9 million in 2018, as compared to $140.3 million in 2017, a decrease of approximately $134.5 million. Income before income taxes is summarized in the following table on a reportable segment basis:

	Year Ended
	December 30, 2018	December 31, 2017	Increase/ (Decrease)
Domestic Company- owned restaurants	$18,988	$47,548	$(28,560)
North America commissaries	27,961	47,844	(19,883)
North America franchising	70,732	96,298	(25,566)
International	14,399	15,888	(1,489)
All others	(6,888)	(179)	(6,709)
Unallocated corporate expenses	(118,296)	(66,099)	(52,197)
Eliminations of intersegment profits	(1,005)	(958)	(47)
Total income before income taxes	$5,891	$140,342	$(134,451)

Domestic company-owned restaurants income before income taxes decreased $28.6 million. Excluding the benefit of the 53rd week of operations in 2017 of $2.4 million, the Domestic Company-owned restaurant income before income taxes decreased $26.2 million. The decrease in income was primarily driven by the negative comparable sales and higher operating costs, including labor and non-owned automobile costs, as well as the impact of the adoption of Topic 606, which revised the method of accounting for the customer loyalty program. These decreases were somewhat offset by 2018 refranchising gains of approximately $1.6 million.

North America commissaries income before income taxes decreased $19.9 million. Excluding the benefit of the 53rd week of operations in 2017 of $1.7 million, the North America commissaries income before income taxes decreased $18.2 million. The decrease was primarily driven by a decrease in income due to negative North America comparable sales and the Company’s commitment to reduce its overall profit margin as additional support to franchisees. Additionally, the results are impacted by an increase in depreciation expense associated with the Georgia quality control center, an increase in general and administrative overhead cost allocations of $7.9 million, with no impact on consolidated income before income taxes, and the required reporting of $2.6 million in new store franchise equipment incentives as a revenue reduction under Topic 606. This $10.5 million reduction in income before income taxes was offset by a corresponding reduction in Unallocated corporate expenses and North America franchising expenses, with no impact on consolidated income before income taxes.

North America franchising income before income taxes decreased $25.6 million. Excluding the benefit of the 53rd week of operations in 2017 of approximately $1.9 million, the North America franchising income before income taxes decreased $23.7 million. The decrease was primarily driven by reduced royalty revenue. This decrease was partially offset by a reclassification of franchise equipment incentive costs of $2.6 million to the North America commissary segment, as previously noted.

International income before income taxes decreased $1.5 million. Excluding the benefit of the 53rd week of operations in 2017 of $700,000, the International income before income taxes decreased $800,000. This was primarily due to the impact of lower new store opening fees after the adoption of Topic 606, higher advertising expenses in the United Kingdom and higher general and administrative expenses. These decreases were somewhat offset by higher royalties from increased equivalent units.

All others income before income taxes decreased $6.7 million. Excluding the benefit of the 53rd week of operations in 2017 of $300,000 the All others income before income taxes decreased $6.4 million. The decrease was primarily driven by higher allocated overhead costs related to various technology initiatives, with no impact on consolidated income before income taxes, and higher depreciation expense on technology investments.

Unallocated corporate expenses increased $52.2 million. Excluding the higher costs from the 53rd week of operations in 2017 of $1.2 million, Unallocated corporate expenses increased $53.4 million. The increase in expenses was primarily driven by special charges of $35.3 million, an increase in interest expense of approximately $14.0 million and higher general and administrative expenses including $3.6 million in higher bad debt expense and a $1.5 million contribution to our newly formed Papa John’s Foundation, a separate legal entity that is not consolidated in the Company’s financial statements. These higher costs were somewhat offset by the favorability from increased overhead expense allocation to certain operating segments, as previously discussed, which had no consolidated impact on income before income taxes.

Notes to Consolidated Financial Statements

Note 22. Segment Information, page 105

Comment:

4.

Please explain to us and disclose as appropriate why revenues here for each of the international and all others segments do not agree to the revenues presented for these segments on the statements of operations and in the analysis of operating margin.

Response:

Beginning in our Form 10-K for the year ended December 30, 2018, our Consolidated Statements of Operations included activity reclassified into newly created Other revenues and Other expenses captions pursuant to prospective changes in presentation on a gross vs. net basis of certain transactions from the Company’s adoption of ASC 606 effective January 1, 2018.  Transactions classified in these newly created captions were previously included in the North America Commissary and other sales and International captions, as detailed in Footnote 24, “Reclassification of Prior Year Balances” to the Notes to Consolidated Financial Statements within the Form 10-K for the year ended December 30, 2018. These transactions classified as Other revenues and Other expenses include both domestic and international revenues and expenses for services provided by the Company for the benefit of the franchisees that provide no significant earnings contribution.  As detailed in Footnote 2,  “Significant Accounting Policies,” to the Notes to Consolidated Financial Statements, these primarily consist of information systems and related services, printing, promotional items, and direct mail marketing services, revenues and expenses associated with domestic and international marketing fund co-operatives where we have determined that we have control over the activities of the marketing funds and rental income and expenses for International sub-leased locations.

While this financial statement presentation of franchise support services changed in connection with the adoption of ASC 606, the operating results regularly reviewed by the CODM have not changed.  The above noted support services for the International operations are reviewed by the CODM as part of the International reportable segment.  Therefore, those amounts are included with International revenues and income before income taxes in the reportable segments footnote. The above-mentioned domestic services are not part of a reportable segment, given they do not meet the quantitative materiality requirement to be separately disclosed in ASC 280, “Segment Reporting,” and are therefore included in the “All Others” line in the segment footnote when reconciling the reportable segments to the consolidated financial statements.

Beginning with the filing of our Form 10-Q for the quarter ended June 30, 2019, we included additional information in the disaggregation of revenue tables to reconcile reportable segment revenues and International and Other revenues presented on the Condensed Consolidated Statements of Operations.  The following table shows this presentation for the year ended December 30, 2018.

	Reportable Segments
	Year Ended December 30, 2018
Major Products/Services Lines	Domestic Company-owned restaurants	North America commissaries	North America franchising	International	All others	Total
Company-owned restaurant sales	$692,380	$-	$-	$6,237	$-	$698,617
Commissary sales	-	811,191	-	68,124	-	879,315
Franchise royalties and fees	-	-	82,258	35,988	-	118,246
Other revenues	-	-	-	21,202	91,205	112,407
Eliminations	-	(201,325)	(2,965)	(283)	(30,696)	(235,269)
Total segment revenues	$692,380	$609,866	$79,293	$131,268	$60,509	$1,573,316
International other revenues	-	-	-	(21,202)	21,202	-
International eliminations	-	-	-	283	(283)	-
Total consolidated revenues	$692,380	$609,866	$79,293	$110,349	$81,428	$1,573,316

*****

Thank you for your consideration in reviewing the above responses.  Please direct any further comments or requests for additional information to my attention at (502) 261-4593.

Sincerely,

Papa John’s International, Inc.

/s/ Joseph H. Smith IV

Joseph H. Smith IV

Senior Vice President, Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

cc:          John Beckman, Hogan Lovells US LLP